CONSENT OF EXPERT

October 8, 2010

TO: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange
TSX
Genco Resources Ltd.
Silvermex Resources Ltd.

Dear Sirs/Mesdames:

RE: Genco Resources Ltd. (the "Company") and Silvermex Resources Ltd. ("Silvermex")

I refer to the Company's Notice of Special Meeting and Information Circular and Silvermex's Notice of Annual General and Special Meeting and Information Circular, both dated October 8, 2010 (the "Circulars") in respect of the special meeting of the Company's shareholders and the annual general and special meeting of Silvermex, both to be held on November 9, 2010. Both the Circulars are to be filed with the applicable securities regulatory authorities and made public on the SEDAR website.

I am an author of the technical report entitled "La Guitarra Mine Technical Report" prepared for Genco Resources Ltd. and dated January 29, 2010 (the "Report"). I hereby consent: (a) to being named in the Circulars; and (b) to the reference and use in the Circulars and documents incorporated by reference therein of the Report and any information derived or extracted therefrom.

I confirm that I have read the Circulars, believe that the written disclosure in the Circulars extracted from the Report fairly and accurately represents the information in the Report and have no reason to believe that there are any misrepresentations in the information contained in the Circulars that are: (i) derived from the Report; or (ii) within my knowledge as a result of the services performed by me in connection with the Report.

Yours truly,

John C. Thornton